                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No.4)*
                                       of
                           Tweedy, Browne Company L.P.

                                  SCHEDULE 13D
                               (Amendment No. 4)*
                                       of
                               TBK Partners, L.P.

                                  SCHEDULE 13D
                               (Amendment No. 4)*
                                       of
                            Vanderbilt Partners, L.P.

                    Under the Securities Exchange Act of 1934

                              DUPLEX PRODUCTS INC.
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 per Share
                       (Title of Class of Securities)

                                    266093103
                                 (CUSIP Number)

                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 22, 1996
             (Date of Event which Required Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).


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- -----------------------------------------             --------------------------
CUSIP No. 266093103                                   Page      of      Pages
          ---------                                         ---     ----
- -----------------------------------------             --------------------------

- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Tweedy, Browne Company L.P. ("TBC")
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) /X/



- --------------------------------------------------------------------------------
3.   SEC USE ONLY



- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

                    00
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                                     /   /


- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
- --------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER  TBC has sole voting power with
                        respect to 581,701 shares held in certain TBC accounts
                        (as hereinafter defined). Additionally, certain of
NUMBER OF               the general partners of TBC may be deemed to have sole
                        power to vote certain shares as more fully set forth
SHARES                  herein.
                    ------------------------------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER

OWNED BY                0 shares
                    ------------------------------------------------------------
EACH                9.  SOLE DISPOSITIVE POWER
                        0 shares, except that certain of the general partners
REPORTING               of TBC may be deemed to have sole power to dispose of
                        certain shares as more fully set forth herein.
PERSON              ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
WITH
                        671,358 shares held in accounts of TBC (as hereinafter
                        defined).
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     671,358 shares

- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          /   /

- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.90%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

                         BD, IA & PN
- --------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
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- -----------------------------------------             --------------------------
CUSIP No. 266093103                                    Page      of      Pages
          ---------                                         ---     ----
- -----------------------------------------             --------------------------
- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    TBK Partners, L.P. ("TBK")
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) /X/



- --------------------------------------------------------------------------------
3.   SEC USE ONLY



- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*


                    WC and BK
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                                     /   /


- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
- --------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER 20,000 shares, except that the
NUMBER OF               general partners in TBK, solely by reason of their
                        positions as such, may be deemed to have shared power
SHARES                  to vote these shares.
                    ------------------------------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER

OWNED BY                0 shares
                    ------------------------------------------------------------
EACH                9.  SOLE DISPOSITIVE POWER
                        20,000 shares, except that the general partners,
REPORTING               solely by reason of their positions as such, may be
                        deemed to have shared power to vote these shares.
PERSON              ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
WITH
                        0 shares
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    20,000 shares

- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          /   /

- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.27%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

                    PN
- --------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------------------------             --------------------------
CUSIP No. 266093103                                    Page      of      Pages
          ---------                                         ---     ----
- -----------------------------------------             --------------------------
- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Vanderbilt Partners, L.P. ("Vanderbilt")
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) /X/



- --------------------------------------------------------------------------------
3.   SEC USE ONLY



- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*


                    WC and BK
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                                     /   /


- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
- --------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER 12,300 shares, except that the
NUMBER OF               general partners in Vanderbilt, solely by reason
                        of their positions as such, may be deemed to have
SHARES                  shared power to vote these shares.
                    ------------------------------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER

OWNED BY                0 shares
                    ------------------------------------------------------------
EACH                9.  SOLE DISPOSITIVE POWER 12,300 shares, except that the
                        general partners in Vanderbilt, solely by reason of
REPORTING               their positions as such, may be deemed to have shared
                        power to vote these shares.
PERSON              ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
WITH
                        0 shares
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    12,300 shares

- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          /   /

- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.16%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

                    PN
- --------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
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PRELIMINARY NOTE

     The persons filing this Amendment No. 4 are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 4 amends a Statement on
Schedule 13D filed by TBC, TBK and Vanderbilt dated December 21, 1993 (the "Statement"). The filing of this Amendment No. 4 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of
Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

     This Amendment No. 4 relates to the Common Stock, $1.00 par value (the "Common Stock"), of Duplex Products Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 4, is a company organized under the laws of Delaware, with its principal executive offices located at 1947 Bethany Road, Sycamore, Illinois 60178.

     This Amendment No. 4 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

     Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1, 2, 3, 6 and 7 of the Statement, as amended. Accordingly, those Irems are omitted from this Amendment No. 4.

ITEM 4.  PURPOSE OF TRANSACTION

     Each of TBC, TBK and Vanderbilt has acquired the shares of Common Stock owned by it for investment purposes and for none of the reasons enumerated in
Item 4 of Schedule 13D, except that TBC, TBK and Vanderbilt may dispose of all or some of the TBC Shares, the TBK Shares and the Vanderbilt Shares, respectively, or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. In a letter, dated April 21, 1996, to The Reynolds and Reynolds Company ("Reynolds"), each of TBC, TBK and Vanderbilt indicated their current intent to tender the TBC Shares, the TBK Shares and the Vanderbilt Shares, respectively, pursuant to the offer by Delaware Acquisition Co., a wholly owned subsidiary of Reynolds, to purchase all outstanding shares of the Company's Common Stock at $12 per share. A copy of such letter is attached as Exhibit 99.2, and is incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 671,358 shares of Common Stock, which constitutes approximately 8.90% of the 7,543,278 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     As of the date hereof, TBK beneficially owns directly 20,000 shares of Common Stock, which constitutes approximately 0.27% of the 7,543,278 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

     As of the date hereof, Vanderbilt beneficially owns directly 12,300 shares of Common Stock, which constitutes approximately 0.16% of the 7,543,278 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.


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     Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 703,658 shares, which constitutes approximately 9.33% of the 7,543,278 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemd to be the beneficial owner by reason of his being a general partner of TBC, TBK and Vanderbilt, respectively, is 703,658 shares, which constitutes approximately 9.33% of the 7,543,278 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 20,000 shares of Common Stock which constitutes approximately 0.27% of the 7,543,278 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

     Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 671,358 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 581,701 shares of Common Stock held in certain TBC Accounts.

     Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 581,701 shares of Common Stock held in certain TBC Accounts.

     TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

     Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

     (c) No transactions in Common Stock were effected by TBC, TBK or Vanderbilt during the sixty-day period ended as of the date hereof.

     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.


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     To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as otherwise described herein, none of TBC, TBK or Vanderbilt, nor, to the best knowledge of TBC, TBK or Vanderbilt, any other person named in Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

     Exhibit 99.2 -- Conformed copy of letter, dated April 21, 1996, to The Reynolds and Reynolds Company.

                                   SIGNATURE

     Each of Tweedy, Browne Company L.P., TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement (which includes the Exhibit annexed hereto) is true, complete and correct.

                                     TWEEDY, BROWNE COMPANY L.P.

                                     By
                                        ---------------
                                        John D. Spears
                                        General Partner

                                     TBK PARTNERS, L.P.

                                     By
                                        ---------------
                                        John D. Spears
                                        General Partner

                                     VANDERBILT PARTNERS, L.P.

                                     By
                                        ---------------
                                        John D. Spears
                                        General Partner

Dated: April 22, 1996